Exhibit 99.2
INDEMNIFICATION AGREEMENT
INDEMNIFICATION AGREEMENT, dated as of January 31, 2017 (this "Agreement"), by and among Elliott Associates, L.P., a Delaware limited partnership ("Elliott Associates"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International", and together with Elliott Associates, "Elliott"), and Larry A. Lawson ("Consultant").
WHEREAS, pursuant to that certain Consulting Agreement, by and between Elliott and the Consultant, dated as of the date hereof (the "Consulting Agreement"), Elliott has asked and Consultant has agreed to serve as a consultant for Elliott.
NOW, THEREFORE, in consideration of the foregoing and with the understanding on the part of Elliott that Consultant is relying on this Agreement in entering into the Consulting Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:
1.     Certain Definitions.  Capitalized terms used but not defined herein shall have the meanings set forth in the Consulting Agreement. As used in this Agreement, the following terms shall have the meanings indicated below:
"Claim" means any threatened, pending or completed action, suit, audit, tax assessment or proceeding (whether civil, criminal, administrative, formal or informal, investigative or other), or setoff or failure to pay amounts otherwise due and payable, whether instituted by Elliott, the Company or any other party, or any inquiry or investigation that Consultant in good faith believes might lead to the institution of any such action, suit or proceeding, setoff or failure to pay.
"Company" means Arconic Inc.
"Expenses" means all reasonable attorneys' fees and all other reasonable fees, costs, expenses and obligations paid or incurred, including without limitation, investigating, defending or participating (as a party, witness or otherwise), in (including on appeal), or preparing to defend or participate in, any Claim relating to any Indemnifiable Event (as defined below), including the costs and expenses of Consultant seeking enforcement of this Agreement, in each case except to the extent arising out of or resulting from Consultant's willful misconduct (provided that in no event shall the following be deemed to be willful misconduct:  (x) Consultant's entering into the Consulting Agreement or agreeing to be named as a candidate for Chief Executive Officer of Arconic, or (y) any action taken at the direction of Elliott or on the written advice of Elliott's counsel).
"Indemnifiable Event" means any event or occurrence relating to or directly or indirectly arising out of, or any action taken or omitted to be taken in connection with, the Services, Elliott's solicitation of proxies from shareholders of the Company in support of the election of certain individuals to the board of directors of the Company, Elliott's announcement of its intention to propose Consultant as an employee, officer or director of the Company, including any breach or alleged breach of any non-competition or non-solicitation obligations or any other restrictive covenants to which Consultant is subject pursuant to any agreement with Spirit AeroSystems Holdings, Inc. or its affiliates ("Spirit") related to the foregoing, except to the extent arising out of or resulting from Consultant's willful misconduct (provided that in no event shall the following be deemed to be willful misconduct:  (A) Consultant's entering into the Consulting Agreement or agreeing to be named as a candidate for Chief Executive Officer of Arconic, or (B) any action taken at the direction of Elliott or on the written advice of Elliott's counsel).

"Indemnified Taxes" means the sum of (a) amount by which (i) taxes, penalties or interest under federal, state or local law imposed on or assessed against Consultant arising out of or related to (x) forfeiture, cancellation, clawback or recoupment of any compensation or benefit from Spirit related to or arising out of any Indemnifiable Event, (y) any arrangement between Elliott and Spirit or Elliott and the Company, or (z) any receipt by Consultant of payments from Elliott under paragraphs 3 or 4 of this Agreement exceeds (ii) the taxes, penalties or interest under federal, state or local law that Consultant would have been subject to had Consultant received the Remaining Payments (as defined below) and vested in the Unvested Awards (as defined below) and sold such Unvested Awards on the date of vesting, plus (b) an additional amount to pay all taxes, penalties or interest on amounts received pursuant to the preceding clause (a), such that Consultant shall have no after-tax costs as a result of this Agreement.
"Loss or Losses" means any and all damages, judgments, fines, penalties, amounts paid or payable in settlement, deficiencies, losses, Indemnified Taxes and Expenses (including all interest, assessments, and other charges paid or payable in connection with or in respect of such Losses), amounts due to Consultant and setoff or not paid by a third party, to the extent arising out of an Indemnifiable Event.
2.     Indemnification.  Without duplication of amounts payable pursuant to Section 3 or 4:
(a)     In the event Consultant was, is or becomes a party to or other participant in, or is threatened to be made a party to or other participant in, a Claim by reason of (or arising or allegedly arising in any manner out of or relating to in whole or in part) an Indemnifiable Event, Elliott, to the fullest extent permitted by applicable law, shall indemnify and hold harmless Consultant from and against any and all Losses suffered, incurred or sustained by Consultant or to which Consultant becomes subject, resulting from, arising out of or relating to such Claim (it being understood and agreed that except as provided in Section 2(c) with respect to Expenses, reimbursements of any such Losses payable hereunder shall be made as soon as practicable but in any event no later than 10 days after written request is made to Elliott accompanied by supporting documentation).  Consultant shall give Elliott written notice of any Claim (accompanied by such reasonable supporting documentation as may be in Consultant's possession) as soon as practicable after Consultant becomes aware thereof; provided, that the failure of Consultant to give such notice shall not relieve Elliott of its indemnification obligations under this Agreement, except to the extent that such failure prejudices the rights of Elliott.

(b)     In the case of the commencement of any Claim against Consultant in respect of which he may seek indemnification from Elliott hereunder, Elliott will be entitled to participate therein, including, without limitation, with respect to the negotiation and approval of any settlement of such action.  To the extent that Elliott may wish to assume the defense of any Claim against Consultant in respect of which Consultant may seek indemnification from Elliott hereunder, Elliott shall provide Consultant with written notice of Elliott's election to so assume the defense of such Claim.  Such notice shall include Elliott's written acknowledgment that such Claim is subject to indemnification under the terms of this Agreement.  If Elliott assumes such defense, (i) Consultant shall have the right to participate in the defense thereof and to employ counsel, reasonably acceptable to Elliott, at Elliott's expense, separate from the counsel employed by Elliott and (ii) Elliott shall keep Consultant advised of the status of such Claim and the defense thereof on a reasonably current basis.  Subject to the immediately preceding sentence, from and after such election by Elliott to assume defense of a Claim, Elliott will not be liable to Consultant under this Agreement for any Expenses subsequently incurred by Consultant in connection with the defense thereof other than reasonable costs of investigation and preparation therefor (including, without limitation, appearing as a witness and reasonable fees and expenses of legal counsel in connection therewith).  If in any action for which indemnity may be sought hereunder Elliott shall not have assumed the defense thereof with counsel reasonably satisfactory to Consultant, or Consultant shall have been advised by his counsel that it would be reasonably likely to constitute a conflict of interest for the same counsel to represent both Consultant and Elliott in such action, or if Consultant has been advised by counsel that Consultant has separate or additional defenses than those available to Elliott with regard to such action, Consultant shall have the right to employ his own counsel reasonably satisfactory to Elliott in such action, in which event Elliott shall pay such counsel directly for all reasonable legal fees and expenses incurred by Consultant in connection with the defense thereof.  Elliott shall in no event be liable for any settlement of any action effected without its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).  Elliott shall not settle any Claim in any manner that would impose any expense, penalty, obligation or limitation on Consultant, or would contain language (other than a recitation of any amounts to be paid in settlement) that could reasonably be viewed as an acknowledgment of wrongdoing on the part of Consultant or as materially detrimental to the reputation of Consultant, without Consultant's prior written consent (which consent shall not be unreasonably withheld).
(c)     Consultant's right to indemnification pursuant to this Section 2 shall include the right of Consultant to be advanced by Elliott any Expenses incurred in connection with any Indemnifiable Event as such expenses are incurred by Consultant; provided, however, that all amounts advanced in respect of such Expenses shall be repaid to Elliott by Consultant to the extent it shall ultimately be determined in a final judgment that Consultant is not entitled to be indemnified for such Expenses, and Consultant shall provide a written undertaking to repay such amounts if and to the extent he is ultimately found not to be entitled to be indemnified for such Expenses.
(d)     Notwithstanding any other provision of this Agreement to the contrary, the indemnity and expense reimbursement obligations of Elliott provided by this Agreement, including Sections 3 and 4, will not apply to any event or occurrence arising out of Consultant's acceptance of, or service as, an employee or director of the Company, including and following such acceptance.

3.     Remaining Payments.
(a)     Consultant represents and warrants to Elliott that Consultant is entitled to the following payments and benefits from Spirit: (i) $1,115,000 with respect to a 2016 bonus under the short-term incentive program maintained pursuant to and in accordance with the Spirit Aerosystems Holdings, Inc. 2014 Omnibus Incentive Plan payable before February 15, 2017; (ii) $231,000 in consulting fees payable in equal bi-monthly installments from the date hereof through August 1, 2018; (iii) $686,000 in respect of separation payments payable in equal bi-monthly installments from the date hereof through August 1, 2017; and (iv) fully paid health coverage through July 31, 2017 with a value of $10,000 (collectively, the "Remaining Payments").
(b)     In the event that Spirit fails to make a timely payment of any Remaining Payment as a result of an Indemnifiable Event, upon written notice from Consultant, Elliott shall within three business days pay to Consultant a cash amount equal to all Remaining Payments that remain unpaid as of the date Spirit fails to make a timely payment.
4.     LTIP Awards.
(a)     Consultant represents and warrants to Elliott that Consultant is entitled to continue to vest (as if he were an active employee of Spirit) in the awards previously granted to him under the Spirit Aerosystems Holdings, Inc. Amended and Restated Long-Term Incentive Plan and the long-term incentive program maintained pursuant to and in accordance with the Spirit Aerosystems Holdings, Inc. 2014 Omnibus Incentive Plan, all as set forth on Exhibit A (the "Unvested Awards").  Such Unvested Awards are currently due to vest on the following schedule: 31,374 Unvested Awards on February 7, 2017 (the "February 7, 2017 Awards"); 39,281 Unvested Awards on February 28, 2017 (the "February 28, 2017 Awards"); 64,010 Unvested Awards on May 6, 2017 (the "May 6, 2017 Awards"); 85,126 Unvested Awards on May 8, 2017 (the "May 8, 2017 Awards"); 78,861 Unvested Awards on February 7, 2018 (the "February 7, 2018 Awards"); 39,287 Unvested Awards on February 28, 2018 (the "February 28, 2018 Awards"); 31,370 Unvested Awards on February 9, 2019 (the "February 9, 2019 Awards"); and 39,287 Unvested Awards on February 28, 2019 (the "February 28, 2019 Awards").
(b)     In the event, (i) the February 7, 2017 Awards do not vest in full and become the unrestricted property of Consultant as a result of an Indemnifiable Event, on February 7, 2017, Elliot shall pay to Consultant a cash amount equal to $1,868,321.70 on such date, (ii) the February 28, 2017 Awards do not vest in full and become the unrestricted property of Consultant as a result of an Indemnifiable Event, on February 28, 2017, Elliot shall pay to Consultant a cash amount equal to $2,339,183.55 on such date, (iii) the May 6, 2017 Awards do not vest in full and become the unrestricted property of Consultant as a result of an Indemnifiable Event, on May 6, 2017, Elliot shall pay to Consultant a cash amount equal to $3,811,795.50 on such date, (iv) the May 8, 2017 Awards do not vest in full and become the unrestricted property of Consultant as a result of an Indemnifiable Event, on May 8, 2017, Elliot shall pay to Consultant a cash amount equal to $5,069,253.30 on such date, (v) the February 7, 2018 Awards do not vest in full and become the unrestricted property of Consultant as a result of an Indemnifiable Event, on February 7, 2018, Elliot shall pay to Consultant a cash amount equal to $4,696,172.55 on such date, (vi) the February 28, 2018 Awards do not vest in full and become the unrestricted property of Consultant as a result of an Indemnifiable Event, on February 28, 2018, Elliot shall pay to Consultant a cash amount equal to $2,339,540.85 on such date, (vii) the February 9, 2019 Awards do not vest in full and become the unrestricted property of Consultant as a result of an Indemnifiable Event, on February 9, 2019, Elliot shall pay to Consultant a cash amount equal to $1,868,083.50 on such date and (viii) the February 28, 2019 Awards do not vest in full and become the unrestricted property of Consultant as a result of an Indemnifiable Event, on February 28, 2019, Elliot shall pay to Consultant a cash amount equal to $2,339,540.85 on such date.

5.     Partial Indemnity; No Evading of Obligations.  If Consultant is entitled under any provision of this Agreement to indemnification by Elliott for some or a portion of any Loss, but not for all of the total amount thereof, Elliott shall nevertheless indemnify Consultant, subject to the terms and conditions hereof, for the portion thereof to which Consultant is entitled.  Elliott agrees not to take any action for the sole purpose of evading its obligations under this Agreement.
6.     No Presumptions.  For purposes of this Agreement, the termination of any claim, action, suit or proceeding, by judgment, order or settlement (whether with or without court approval), shall not create a presumption that Consultant did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law.
7.     Nonexclusivity, Etc.  The rights of Consultant hereunder shall be in addition to any other rights, if any, Consultant may have under any by-law, insurance policy, applicable law, or otherwise.
8.     Amendment, Etc.  No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto.  No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.
9.     Subrogation.
(a)     In the event of payment under this Agreement, Elliott shall be subrogated to the extent of such payment to all of the rights of recovery of Consultant, and Consultant shall execute all papers reasonably required and shall do everything reasonably requested by Elliott that may be necessary to secure such rights, including the execution of such documents reasonably necessary to enable Elliott to bring suit to enforce such rights and the reasonable provision of testimony and documentary evidence.
(b)     For purposes of any subrogated claim, as between Elliott and any other source of indemnification or insurance, it is the intention of the parties that such other indemnification or insurance shall be primary and the obligations of Elliott hereunder shall be secondary.
10.     No Duplication of Payments.  Elliott shall not be liable under this Agreement to make any payment in connection with a Claim made against Consultant to the extent Consultant has otherwise actually received payment (under any insurance policy, by-law or otherwise) of the amounts otherwise indemnifiable hereunder; provided, that if Consultant for any reason is required to disgorge any payment actually received by him, Elliott shall, to the extent such Claim is subject to indemnification hereunder, be obligated to pay such amount to Consultant in accordance with the other terms of this Agreement (i.e., disregarding the terms of this Section 10).

11.     Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be given to such party, if to Elliott, to:
Elliott Associates, L.P.
40 West 57th Street
New York, New York 10019
Attn:  Dave Miller, Austin Camporin, and Adam Katz
 Fax:  (212) 586-9429
Email:  dmiller@elliottmgmt.com; acamporin@elliottmgmt.com; akatz@elliottmgmt.com with a copy to (which copy shall not constitute notice hereunder):
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Attn:  Maurice M. Lefkort, Esq. and Michael A. Schwartz, Esq.
 Fax:  (212) 728-8111
Email:  mlefkort@willkie.com; mschwartz@willkie.com
if to Consultant, to:
Larry A. Lawson
100 Beach Road
Jupiter, FL 33469
Email: llawson333@gmail.com

with a copy to (which copy shall not constitute notice hereunder):

Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, New York 10281
Attn:  Richard M. Brand, Joshua A. Apfelroth, and Gillian Emmett Moldowan
 Fax:  (212) 504-6666
Email:  richard.brand@cwt.com; joshua.apfelroth@cwt.com; gillian.moldowan@cwt.com or such other mailing address, telecopy number or email address as such party may hereafter specify for the purpose by notice to the other party hereby given in accordance with this Section 11.  Each such notice, request or other communication shall be effective when delivered at the address specified in this Section 11.

12.     Governing Law; Consent to Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of laws.  Each party to this Agreement hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby shall be brought in the state courts of the State of New York located in New York County, or in the United States District Court for the Southern District of New York, and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address set forth or referred to in Section 11, such service to become effective ten days after such mailing.
13.     Execution by Counterparts/Facsimile.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.  This Agreement may also be executed by facsimile or PDF.
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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.
ELLIOTT ASSOCIATES, L.P.

By:      Elliott Capital Advisors, L.P., its
            General Partner

By:      Braxton Associates, Inc., its General
            Partner

By:  /s/ Elliot Greenberg
Name:   Elliot Greenberg
Title:     Vice President

ELLIOTT INTERNATIONAL, L.P.

By:      Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
Name:   Elliot Greenberg
Title:     Vice President

/s/ Larry A. Lawson
Name:   Larry A. Lawson

EXHIBIT A
UNVESTED LTIP/ OIP LTIP AWARDS

Year of Award	Unvested Shares as of July 31, 2016
2013	64,010
2014	85,126
2015	110,235
2016	149,225
TOTAL	408,596